UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15027131

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
JUN 03 2015
Washington DC 404

SEC FILE NUMBER
8-29471

RECEIVED 2015 JUN -3 PM 3:04 SEC / MR

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trevor, Cole, Reid & Monroe, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

641 Lexington Ave, 15th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Agisim (212)634-6447
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb P.A.
(Name - if individual, state last, first, middle name)

432 Park Ave South, 10th Floor	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Leslie Agisim,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Trevor, Cole, Reid & Monroe, Inc.** as of **December 31, 2014,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

SEC
Mail Processing
Section
JUN 03 2015
Washington DC
404

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Trevor, Cole, Reid & Monroe, Inc.
New York, New York

We have audited the accompanying financial statements of Trevor, Cole, Reid & Monroe, Inc. ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett Vogt & Webb, P.A.

Liggett, Vogt & Webb P.A.

RECEIVED
2015 JUN -3 PM 3: 04
SEC / MR

New York, New York
February 27, 2015

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS		
Cash	$	20,772
Due from affiliates		1,820
TOTAL ASSETS	$	22,592
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued Expenses	$	3,100
TOTAL LIABILITIES		3,100
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, 200 shares authorized, issued and outstanding, no par value		9,800
Additional paid-in capital		48,245
Accumulated deficit		(38,553)
TOTAL STOCKHOLDERS' EQUITY		19,492
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	22,592

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Commission Income	$ 12,532
TOTAL REVENUES	12,532
OPERATING EXPENSES	
Regulatory Fees	1,650
Professional Fees	7,725
Office expenses	702
TOTAL OPERATING EXPENSES	10,077
INCOME BEFORE INCOME TAXES	2,455
PROVISION FOR INCOME TAXES	-
NET INCOME	$ 2,455

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
BALANCE - I January 1, 2014	$ 9,800	$ 48,245	$ (41,008)	$ 17,037
Net income	--	--	2,455	2,455
BALANCE - I December 31, 2014	$ 9,800	$ 48,245	$ (38,553)	$ 19,492

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID, MONROE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

<u>CASH FLOWS FROM OPERATING ACTIVITIES</u>		
Net income	$	2.455
Adjustments to reconcile net income to net cash provided by operating activities		-
Changes in operating assets and liabilities		
Increase in Accounts Payable		3,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,455
<u>CASH FLOWS USED IN INVESTING ACTIVITIES</u>		-
<u>CASH FLOWS FROM FINANCING ACTIVITIES</u>		-
<u>NET DECREASE IN CASH</u>		5,455
<u>CASH</u>- Beginning of year		15,317
<u>CASH</u>- End of year	$	20,772
<u>SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION</u>		
Cash paid during year:		
Interest	$	-
Income taxes	$	-

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID, MPONROE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

RECEIVED
2015 JUN -3 PM 3:04
SEC / TM

NOTE 1 – ORGANIZATION

Trevor, Cole, Reid & Monroe, Inc. (the "Company") was organized as a New York corporation on January 5, 1982 and is registered as a broker-dealer with the Security and Exchange Commission (SEC) and the State of New York. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Security transactions and related revenues are recorded in the financial statements on a settlement date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Concentrations of Credit Risk
As a securities broker-dealer, the Company is engaged in various brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of transaction. To mitigate the risk of loss, the Company maintains its account with credit worthy customers and counterparties.

Income Taxes
The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 4 – DUE FROM AFFILIATED COMPANIES

As of December 31, 2014, there was $1,820 due from an affiliated company where the shareholder of the Company has partial ownership.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB requires that the Company disclosed estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current liabilities qualifying as financial instruments approximate fair values because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair values for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment

utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have price observability and generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820 and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

At December 31, 2014 the Company had no assets or liabilities valued under the provisions of ASC 820.

NOTE 6 – INCOME TAXES

The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Net operating losses for tax purposes of approximately $30,000 at December 31, 2014 are available for carryover. We have provided 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history. In addressing the realizability of deferred tax assets management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary difference are deductible.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of December 31, 2014, the Company's net capital exceeded the requirement by approximately $12,672.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855 "Subsequent Events", the company has evaluated subsequent events through the date of the report (February 27, 2015).

TREVOR, COLE, REID, MPONROE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL	
Total stockholders' equity	$ 19,492
Deductions and/or charges:	
Non-allowable assets:	
Due from related parties	1,820
	1,820
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	17,672
Haircuts of securities	-
Trading and investment securities:	
Other securities	
Blockage charges	
	-
NET CAPITAL	$ 17,672
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	12,672
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accrued liabilities	$ 3,100
TOTAL AGGREGATE INDEBTEDNESS	$ 3,100
Ratio: aggregate indebtedness to net capital	.1754 to 1

TREVOR, COLE, REID, MPONROE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of December 31, 2014)

No material differences exist between the above computation and the computation on the unaudited focus pursuant to Rule 17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended December 31, 2014, the Company was in compliance with the conditions of exemption.

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to the possession or control requirements is not applicable to the Company, as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Trevor, Cole, Reid & Monroe, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Trevor, Cole, Reid & Monroe, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (1) limited business (investment banking) (the "exemption provisions") and (2) Trevor, Cole, Reid & Monroe, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.

New York, New York
February 27, 2015

Trevor, Cole, Reid & Monroe, Inc.
641 Lexington Avenue, 15th Floor
New York, NY 10022
Tel: 212-634-6447
Email: la@trevorcolereidmonroeinc.com

February 19, 2015

Liggett, Vogt & Webb, P.A.
432 Park Avenue South, 10th Floor
New York, NY 10016

RE: Trevor Cole, Reid & Monroe, Inc. 2014 Exemption Report

Trevor, Cole Reid & Monroe, Inc. (TCRM) is operating under the k(1) exemption of SEC Rule 15c3-3. TCRM is a limited-purpose broker-dealer and we have met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the most recent fiscal year without exemption, and this qualify for the exemption under the rule.

X____________________
Leslie Agisim
President